Exhibit 99.(a)(31)

[Editorial, as it appeared in the South African Times, November 7, 2004]

Stop Harmony’s Assault on South African Shareholder Democracy

by Ian Cockerill, Chief Executive of Gold Fields

The week ahead is critical for shareholders of both Gold Fields and Harmony. Harmony’s shareholders are at risk of having their voting power and economic interest dramatically eroded; Gold Fields’ shareholders are at risk of having their company stolen from them thanks to a coercive mechanism, which would be deemed illegal in the UK and Germany for example, and is designed to secure a change of control without all shareholders having an equal opportunity to exercise their democratic right, and without receiving a full and fair offer for their shares.

These are two companies with very different asset portfolios and risk profiles. Investors buy them for different reasons. The stakes are high.

Put simply, there are a number of scenarios that could arise as a result of this coercive offer – all of them with significant downsides for investors of both companies.

Shareholders must be aware that if Harmony gains even 15% of Gold Fields shares in the early settlement offer, then, because Norilsk has already provided its irrevocable undertaking in respect of its 20% holding in favour of Harmony, effective control of Gold Fields will pass to Harmony at the time of the General Meeting convened to vote on the IAMgold transaction. This first stage offer was created by Harmony for hedge funds and arbitrageurs to lock in a guaranteed profit at the expense of Gold Fields’ loyal, long-term shareholders. If allowed to succeed, control will pass at the time of General Meeting convened to vote on the IAMgold transaction, even if no long-term shareholder of Gold Fields has accepted the Harmony offer. This would be a travesty of justice and a blatant abuse of the rules designed to protect shareholders. This is total disenfranchisement!

But the story does not end there.

Harmony has undertaken to launch a “subsequent offer” for all remaining shares in Gold Fields following the early settlement offer. And yet it has become clear that there is no guarantee that such a follow-up offer will be implemented. It is subject to conditions precedent, including, a minimum acceptance condition of 50% in the second stage of the offer, the approval of competition authorities and other regulatory approvals. If any one of these conditions precedent were not met, it could leave Harmony with a significant minority stake in Gold Fields, at the expense of dilution to its own shareholders.

The real risk here is a “no man’s land” situation for all concerned. In particular, Gold Fields’ shareholders could face a situation where a hostile competitor, with a minority stake, undermines the strategic direction of the company – a sure path to value destruction.

For Harmony’s shareholders, the offer is very risky. As a minority shareholder, Harmony will not be able to effectively extract the purported synergies or gain direct access to Gold Fields’ cash flows. Harmony will not easily be able to extract these unless they gain the support of all of Gold Fields’ shareholders, an unlikely outcome given the condemnation of the offer by Gold Fields’ shareholders and certain analysts.

Much has been written about commitment to South Africa over the past few days. As all our stakeholders know, Gold Fields is already a great South African company – committed to Black Economic Empowerment as the Mvelaphanda transaction demonstrates; every year developing the skills of thousands of South Africans at the Gold Fields Academy; building our communities; investing over R4.8bn in our South African mines in the last five years to ensure that they will continue to be world class for decades to come; and in just five years, we have grown our international portfolio from zero production to 1.5 million ounces per annum, generating operating profit in excess of R1bn per annum, to create a South African giant on the world gold stage. A South African success story by anybody’s measure!

It is our opinion that South Africa needs more ‘National Champions’ not fewer. By allowing the Harmony offer to succeed, one of the true national champions could disappear.

The Board of Gold Fields would not prevent shareholders from making an election of a single, full and fair offer. In its current form the Harmony offer is a “gun” against the head of all Gold Fields’ shareholders.

If this offer is withdrawn and replaced with a single offer in which all Gold Fields’ shareholders have an equitable chance to express their democratic right, for or against it, justice would have prevailed in the true spirit of South African democracy. Only then will Gold Fields be prepared to engage in a dialogue with Harmony.

Until such time, I reiterate my call for everybody who values equity, justice and shareholder democracy, to reject Harmony’s coercive and value destructive proposition.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.